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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-49225

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CS Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Catalina Avenue, Suite 201
(No. and Street)

Pasadena	CA	91106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Rubin, CPA Novogradac & Company, LLP — (415) 356-8000
(Area Code — Telephone No.)
George Russo, CS Securities, Inc. — (626) 683-3352

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Novogradac & Company, LLP
(Name — *if individual, state last, first, middle name*)

246 First St., 5th Floor, San Francisco, CA 94105
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

3/13

OATH OR AFFIRMATION

I, George M. Russo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CS Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

ALI GOLBAD
COMM. #1252937
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. March 8, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control
- x (p) Copy of the most recent Part II A filed (electronically)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CS SECURITIES, INC.
FINANCIAL STATEMENTS
and
SUPPLEMENTAL INFORMATION
For the years ended December 31, 2002 and 2001
with
Independent Auditors' Report

CS SECURITIES, INC.
TABLE OF CONTENTS
For the years ended December 31, 2002 and 2001

NOVOGRADAC
& COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

ATLANTA
KANSAS CITY

SAN FRANCISCO

WASHINGTON D.C.
AUSTIN

Independent Auditors' Report

To the Board of Directors of CS Securities, Inc.:

We have audited the accompanying statements of financial condition of CS Securities, Inc. as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CS Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with auditing standards generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in pages 11 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Novogradac & Company LLP

San Francisco, California
February 10, 2003

246 FIRST STREET 5TH FLOOR SAN FRANCISCO CALIFORNIA 94105 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www.novoco.com

CS SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

	2002	2001
ASSETS		
Current assets:		
Cash	$ 58,387	$ 23,012
Accounts receivable	---	305,221
Total current assets	58,387	328,233
Other assets:		
Broker license costs	4,570	4,570
Organization costs	384	384
	4,954	4,954
Less: accumulated amortization	(4,954)	(4,954)
Net other assets	---	---
Total assets	$ 58,387	$ 328,233
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable	$ 38,400	$ 300,400
Common stock, $.10 cents par value; 100,000 shares authorized, issued and outstanding	10,000	10,000
Retained earnings	9,987	17,833
Total stockholder's equity	19,987	27,833
Total liabilities and stockholder's equity	$ 58,387	$ 328,233

see notes to financial statements

CS SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2002 and 2001

	2002	2001
REVENUE		
Consulting	$ 1,309,515	$ 2,604,124
Interest income	1,127	556
Total revenue	1,310,642	2,604,680
EXPENSES		
Consulting fees	1,303,000	2,574,000
Accounting and legal	8,700	12,144
License fees and other miscellaneous expenses	5,897	1,557
Amortization	---	167
Insurance	62	460
Miscellaneous expense	29	547
Total expenses	1,317,688	2,588,875
Net income (loss) before provision for state income taxes	(7,046)	15,805
Provision for state income taxes	(800)	(800)
Net income (loss)	$ (7,846)	$ 15,005

see notes to financial statements

CS SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the years ended December 31, 2002 and 2001

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total Stockholder's Equity
Balances at December 31, 2000	100,000	$ 10,000	$ 2,828	$ 12,828
2001 net income	---	---	15,005	15,005
Balances at December 31, 2001	100,000	10,000	17,833	27,833
2002 net loss	---	---	(7,846)	(7,846)
Balances at December 31, 2002	100,000	$ 10,000	$ 9,987	$ 19,987

see notes to financial statements

CS SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income (loss)	$ (7,846)	$ 15,005
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Amortization	---	168
Decrease (increase) in accounts receivable	305,221	(302,721)
Increase (decrease) in accounts payable	(262,000)	300,000
Net cash provided by (used in) operating activities	35,375	12,452
Cash at beginning of year	23,012	10,560
Cash at end of year	$ 58,387	$ 23,012
Supplemental disclosures:		
Income taxes paid	$ 800	$ 800

see notes to financial statements

CS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

1. Organization

CS Securities, Inc. ("CSS"), a California S-Corporation, was formed on January 18, 1996 to operate as a licensed broker-dealer pursuant to Section 15(b) of the Securities Exchange Act. CSS's purpose, as a licensed broker-dealer, is to act as a finder in connection with real estate holding companies' liquidation of real estate holdings. In addition, CSS may also structure and sell private offerings on a best efforts basis to institutional investors only.

CSS is exempt from special reserve requirements for brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(i). CSS is a member of the National Association of Securities Dealers, Inc.

CSS is a member of the Securities Investor Protection Corporation ("SIPC"). SIPC has suspended assessments based on net operating revenue at the time of this report. Therefore, a SIPC supplemental report is not included.

2. Summary of significant accounting policies

Method of accounting
CSS prepares its financial statements on the accrual basis of accounting consistent with generally accepted accounting principles. CSS's year end for tax and financial reporting purposes is December 31.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Other assets
Broker license costs and organization costs are stated at cost and are amortized using the straight-line method over five years.

Amortization expense was $0 and $168 for years ended December 31, 2002 and 2001, respectively.

3. Net capital

CSS does not receive or hold customer securities or cash. As a result, the minimum net capital required by the Securities and Exchange Commission under Rule 15c3-1 is the greater of $5,000 or 6.67% of aggregate indebtedness, as defined. As of December 31, 2002 and 2001, CSS had net capital of $18,819 and $27,373, and required net capital of $5,000 and $20,037, respectively.

CS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

4. S-corporation status

CSS has elected under the Internal Revenue Code to be an S-corporation. An S-corporation does not pay federal income tax and pays state income tax at a rate of 1.5% with a minimum franchise tax of $800. In lieu of corporation income taxes, the shareholders of an S-corporation are taxed on their proportionate share of the corporation's taxable income. As of December 31, 2002 and 2001, CSS has one shareholder.

5. Related party transactions

William Chadwick is 100% sole shareholder of CSS. Mr. Chadwick is also 100% sole shareholder of Chadwick & Company ("CC") and has a 41.25% interest in Chadwick Saylor & Co., Inc. ("CSC"). CC and CSC charge CSS for consulting fee expense. In 2002 and 2001, CSS paid $1,303,000 and $2,574,000 of consulting fee expense related to services provided by CC and CSC. As of December 31, 2002 and 2001, $38,000 and $300,000 consulting fees were outstanding, respectively. These fees were paid in January 2002. Also, as of December 31, 2002 and 2001, $400 was payable for miscellaneous expenses. CSS engages CC and CSC as its primary provider of financial consulting and due diligence services.

SUPPLEMENTAL INFORMATION

CS SECURITIES, INC.
RECONCILIATIONS OF NET CAPITAL AND
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
SCHEDULE I
For the years ended December 31, 2002 and 2001

	2002	2001
Total stockholder's equity at end of year	$ 19,987	$ 27,833
Adjustments:		
Non-allowable assets	(1,168)	(460)
Net capital	$ 18,819	$ 27,373
Aggregate indebtedness ("AI")		
Total liabilities in statement of financial condition	$ 38,400	$ 300,400
Computation of basic net capital requirement:		
Minimum net capital required (6.67% of AI)	$ 2,561	$ 20,037
Minimum dollar net capital required	$ 5,000	$ 5,000
Minimum net capital requirement	$ 5,000	$ 20,037
Excess net capital	$ 13,819	$ 7,373
Excess of net capital at 1,000% (net capital - 10% of AI)	$ 14,979	$ (2,667)
Percentage of aggregate indebtedness to net capital	204.05%	1097.43%

CS SECURITIES, INC.
RECONCILIATIONS OF NET CAPITAL PER AUDITED
AND UNAUDITED FOCUS REPORTS
SCHEDULE II
For the years ended December 31, 2002 and 2001

	2002	2001
Net capital per unaudited FOCUS report	$ 18,820	$ 32,373
Audit and other adjustments	(1)	(5,000)
Net capital per auditors' computations	$ 18,819	$ 27,373

CS SECURITIES, INC.
EXEMPTIONS FROM CUSTOMER PROTECTION RULE 15c3-3
For the years ended December 31, 2002 and 2001

Exemptive provision:

In the opinion of management, CS Securities, Inc. is exempt from the provisions of Rule 15c3-3 in that CS Securities does not receive, hold or otherwise perform custodial functions relating to customer securities.

NOVOGRADAC
& COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

ATLANTA
KANSAS CITY

SAN FRANCISCO

WASHINGTON D.C.
AUSTIN

To the Board of Directors of CS Securities, Inc.:

In planning and performing the audits of the financial statements of CS Securities, Inc. ("CSS") for the years ended December 31, 2002 and 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("the Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by CSS that we considered relevant to the objectives stated in rule 17a-5(g)-1 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by CSS in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because CSS does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of CSS is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which CSS has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure, practices and procedures to future periods is subject to the risks that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation might deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or

246 FIRST STREET 5TH FLOOR SAN FRANCISCO CALIFORNIA 94105 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www.novoco.com

operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that CSS's practices and procedures were adequate as of December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealer, Inc., and should not be used for any other purpose.

Novogradac & Company LLP

San Francisco, California
February 10, 2003